EXHIBIT 12

STATEMENT SETTING FORTH COMPUTATION OF RATIO OF PROFIT TO FIXED         CHARGES

YEARS ENDED DECEMBER 31, (Millions of dollars)(Unaudited)

	2001	2000	1999

Net profit	$212	$159	$128

Add:
Provision for income taxes	119	84	75

Deduct:
Equity in profit of partnerships	(6)	(3)	(2)

Profit before taxes	$325	$240	$201

Fixed charges:
Interest on borrowed funds	$688	$744	$592
Rentals at computed interest*	5	5	5

Total fixed charges	$693	$749	$597

Profit before taxes plus fixed charges	$1,018	$989	$798

Ratio of profit before taxes plus fixed charges to fixed charges	1.47	1.32	1.34

*Those portions of rent expense that are representative of interest cost.